

December 24, 2013

Via E-mail
Mr. Bayard De Paoli Gontijo
Chief Financial Officer
OI S.A.
Rua do Lavradio, No. 71, 2nd Floor – Centro
20230-070 Rio de Janeiro, RJ, Brazil

      Re: OI S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              Amendment No. 1 to Form 20-F/A for the Fiscal Year Ended
              December 31, 2012
              Filed November 29, 2013
              File No. 001-15256

Dear Mr. De Paoli Gontijo:

     We have reviewed your amendment to your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for Fiscal Year Ended December 31, 2012

General

1.   On page 10 of the amended 20-F filed November 29, 2013, you discuss your reliance on "strategic suppliers" including Huawei do Brasil Telecomunicações Ltda., which you refer to as "Huawei". The 2012 annual report of Huawei Investment & Holding Co., Ltd. ("Huawei Investment") identifies both Huawei do Brasil Telecomunicações Ltda. and Huawei Technologies Co., Ltd. ("Huawei Technologies") as wholly-owned subsidiaries of Huawei Investment. We note recent negative publicity regarding Huawei Technologies' activities in Iran and other sanctioned countries, including articles and other documents that refer to that company as "Huawei" and allege that Huawei assisted the Iranian regime in tracking opposition figures by installing tracking equipment for

telecommunications providers in Iran. Iran also is designated by the U. S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Huawei do Brasil Telecomunicações Ltda to have an adverse impact upon your reputation and share value in light of the recent negative publicity regarding activities of Huawei Technologies Co., Ltd.

2.   Exhibit 1 of your prospectus on form 425 filed October 28, 2013 contains a memorandum of understanding between Portugal Telecom and Oi "entered into... with the aim of developing a global telecommunications enterprise, which would allow… expansion of the international presence of Portugal Telecom and Oi… in… Africa…." Sudan, an African country, is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, suppliers, partners, or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities controlled by its government.

3.   Please discuss the materiality of any contacts with Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Financial Statements

32.4(d) Condensed Statement of Changes in Equity for the years ended December 31, 2012, 2011 and 2010, page F-129

1. The nature of certain adjustments to stockholders' equity and how the amounts were calculated is unclear. Please explain the following items to us so that we may fully understand your U.S. GAAP equity roll-forward.

- Refer to the equity balances as of December 31, 2009 and tell us where the amounts were previously reported.
- Reconcile the adjustments identified as "dividends and interest on capital" to the dividend amounts reported in the Consolidated Statements of Changes in Equity on page F-10.
- Also, please explain to us what you mean by "interest" on capital and tell us why this is an adjustment to equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director